QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(G)

           Amended and Restated Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
Jos. A. Bank Clothiers, Inc.
at
$63.50 Net Per Share
by
Java Corp.
A Wholly Owned Subsidiary of
The Men's Wearhouse, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON MARCH 12, 2014, UNLESS THE OFFER IS EXTENDED.

           Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Men's Wearhouse, Inc., a Texas corporation ("MW"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at a price of $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer"). The Amended Offer amends and restates the Offer to Purchase dated January 6, 2014 and the related letter of transmittal that accompanied such Offer to Purchase (which together constituted the "Initial Offer" and as amended by the Amended Offer, the "Offer").

           Consummation of the Offer is conditioned upon, among other things, (i) the Membership Interest Purchase Agreement (the "Eddie Bauer Purchase Agreement"), dated as of February 13, 2014, by and among JOSB, Everest Topco LLC ("Golden Gate"), a portfolio company of Golden Gate Private Equity, Inc., and Everest Holdings LLC, being terminated in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion, (ii) the board of directors of JOSB (the "JOSB Board") having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its sole discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the acquisition of JOSB by MW by means of a second-step merger of Purchaser and JOSB (the "Proposed Merger"), with JOSB surviving as a wholly owned subsidiary of MW, as described herein, (iii) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares then owned by MW and its subsidiaries, represents at least ninety percent (90%) of the total number of Shares outstanding on a fully diluted basis, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein, and (v) JOSB not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser's or MW's ability to acquire the Shares or JOSB or otherwise diminishing the expected value to MW of the acquisition of JOSB.

           Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

           MW and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of JOSB by MW and are prepared to begin such negotiations immediately; however, execution of such an agreement is not a condition to the Amended Offer. If MW and the Purchaser are able to conduct limited due diligence on JOSB (subject to an appropriate confidentiality agreement), with access to JOSB's management team, the Purchaser could potentially increase the offer price for the Offer up to $65.00 per Share. In addition, MW and the Purchaser are willing to discuss with JOSB and the JOSB Board a possible alternative to an all-cash structure that would allow JOSB shareholders to participate in the upside of the combined company by offering to JOSB stockholders the option to elect to receive a portion of the consideration for such an acquisition in shares of common stock of MW. Furthermore, if JOSB is able to terminate the Eddie Bauer Purchase Agreement, as described above, and the termination fee incurred by JOSB in respect of such termination is less than $48 million, MW and the Purchaser will increase the aggregate consideration to be paid to the JOSB stockholders in such a negotiated transaction between MW and JOSB by the amount of such difference (less any other expense or fee reimbursements paid by JOSB in connection with such termination).

           Subject to applicable law, MW and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that MW enters into a merger agreement with JOSB and such merger agreement does not provide for a tender offer, MW and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by MW, the Purchaser and JOSB and specified in such merger agreement.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

           This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Managers for the Offer are:

J.P. Morgan	BofA Merrill Lynch

February 24, 2014

 IMPORTANT

        Any stockholder of JOSB who desires to tender all or a portion of such stockholder's Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer—Section 3—Procedure for Tendering Shares" or (ii) request that such stockholder's broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred share purchase rights are currently evidenced by the certificates representing the Shares, and by tendering Shares, a stockholder will also tender the associated preferred share purchase rights. If a Distribution Date (as defined in "The Offer—Section 8—Certain Information Concerning JOSB—Preferred Share Purchase Rights") with respect to the Rights occurs, stockholders will be required to tender one associated preferred share purchase right for each Share tendered in order to effect a valid tender of such Share.

        Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Offer—Section 3—Procedure for Tendering Shares."

        Any stockholder who has previously tendered Shares pursuant to the Offer and has not withdrawn such Shares need not take any further action in order to receive the offer price of $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized.

        Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser's expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

 TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		9
THE OFFER		12
1.	Terms of the Offer	12
2.	Acceptance for Payment and Payment for Shares	13
3.	Procedure for Tendering Shares	14
4.	Withdrawal Rights	17
5.	Certain U.S. Federal Income Tax Consequences	18
6.	Price Range of Shares; Dividends	20
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations	21
8.	Certain Information Concerning JOSB	22
9.	Certain Information Concerning the Purchaser and MW	26
10.	Source and Amount of Funds	28
11.	Background of the Offer; Other Transactions with JOSB	28
12.	Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger	32
13.	Dividends and Distributions	35
14.	Conditions of the Offer	36
15.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights	40
16.	Legal Proceedings	42
17.	Fees and Expenses	44
18.	Miscellaneous	44
Schedule I—DIRECTORS AND EXECUTIVE OFFICERS OF MW AND THE PURCHASER

i

 SUMMARY TERM SHEET

        Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Men's Wearhouse, Inc., a Texas corporation ("MW"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at a price of $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer"). The Amended Offer amends and restates the Offer to Purchase dated January 6, 2014 and the related letter of transmittal that accompanied such Offer to Purchase (which together constituted the "Initial Offer" and as amended by the Amended Offer, the "Offer").

        The following are some of the questions you, as a JOSB stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. MW and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

        The information concerning JOSB contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of JOSB on file with the Securities and Exchange Commission (the "SEC") or other public sources at the time of the Amended Offer. MW and the Purchaser have not independently verified the accuracy and completeness of such information. MW and the Purchaser have no knowledge that would indicate that any statements contained herein relating to JOSB taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

        In this Offer to Purchase, unless the context requires otherwise, the terms "we," "our" and "us" refer to MW and its subsidiaries, collectively.

Who is offering to buy my securities?

        The Purchaser, Java Corp., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of JOSB. The Purchaser is a wholly owned subsidiary of MW. MW is one of North America's largest specialty retailers of men's apparel with approximately 1,133 stores (according to the most recent Quarterly Report on Form 10-Q for MW for the quarter ended November 2, 2013, filed by MW with the SEC on December 12, 2013). See "The Offer—Section 9—Certain Information Concerning the Purchaser and MW."

What securities are you offering to purchase?

        We are offering to acquire all of the outstanding Shares, and the associated preferred share purchase rights, of JOSB. We refer to one share of JOSB common stock, together with the associated preferred share purchase right, as a "share" or "Share." See "Introduction."

How much are you offering to pay for my Shares and what is the form of payment?

        We are offering to pay $63.50 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your

Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See "Introduction."

        Any stockholder who has previously tendered Shares pursuant to the Offer and has not withdrawn such Shares need not take any further action in order to receive the offer price of $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase. "The Offer—Section 3—Procedure for Tendering Shares."

Why are you making the Offer?

        We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, JOSB. If the Offer is consummated, we intend to complete a second-step merger with JOSB in which JOSB will become a wholly owned subsidiary of MW and all outstanding Shares that are not purchased in the Offer (other than Shares held by MW and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer (as further described herein, the "Proposed Merger"). See "The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger."

        MW and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of JOSB by MW and are prepared to begin such negotiations immediately; however, execution of such an agreement is not a condition to the Amended Offer. If MW and the Purchaser are able to conduct limited due diligence on JOSB (subject to an appropriate confidentiality agreement), with access to JOSB's management team, the Purchaser could potentially increase the offer price for the Offer up to $65.00 per Share. In addition, MW and the Purchaser are willing to discuss with JOSB and the JOSB Board a possible alternative to an all-cash structure that would allow JOSB shareholders to participate in the upside of the combined company by offering to JOSB stockholders the option to elect to receive a portion of the consideration for such an acquisition in shares of common stock of MW. Furthermore, if JOSB is able to terminate the Eddie Bauer Purchase Agreement and the termination fee incurred by JOSB in respect of such termination is less than $48 million, MW and the Purchaser will increase the aggregate consideration to be paid to the JOSB stockholders in such a negotiated transaction between MW and JOSB by the amount of such difference (less any other expense or fee reimbursements paid by JOSB in connection with such termination).

Why are the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery being amended and restated?

        There have been developments relating to the Offer since it was commenced on January 6, 2014, all of which we have reported in amendments to our tender offer statement on Schedule TO that have been filed with the SEC (including this amended and restated Offer to Purchase). We have amended and restated the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery to reflect those developments. See "Introduction."

How long will it take to complete your proposed transaction?

        The timing of completing the offer and the second-step merger will depend on, among other things, the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein.

Do you intend to replace any members of the JOSB Board or make any proposals at JOSB's 2014 annual meeting of shareholders?

        On January 14, 2014, in accordance with JOSB's bylaws, we delivered formal notice of our intent to nominate John D. Bowlin and Arthur E. Reiner (the "Nominees") as independent director candidates to the JOSB Board at the JOSB 2014 annual meeting of shareholders (the "JOSB 2014 Annual Meeting"). The Offer does not constitute a solicitation of proxies, absent a purchase of shares, for any meeting of JOSB's shareholders. We intend to file a proxy statement and other relevant documents with the SEC in connection with our solicitation of proxies for the JOSB 2014 Annual Meeting, and you are urged to read the proxy statement carefully and in its entirety when it becomes available and any other related documents filed with the SEC because they will contain important information.

        We are proposing to nominate and elect the Nominees to give you another direct voice with respect to the Offer. We believe that the election of the Nominees will demonstrate that JOSB shareholders support a combination with MW. If the Nominees are elected, they would be obligated to act in accordance with their duties as directors of JOSB and could take steps to try to persuade the other members of the JOSB Board to support and facilitate the Offer or to act against the Offer as the Nominees, as new directors, deem appropriate. The Nominees, even if elected, will not constitute a majority of the JOSB Board.

Do you have the financial resources to pay for the Shares?

        We will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, and to pay related fees and expenses. As of February 1, 2014, MW and its subsidiaries had cash and cash equivalents in the amount of approximately $59.3 million. MW expects to obtain the necessary funds from existing cash balances and anticipated borrowings. The Offer is not conditioned on any financing arrangements or subject to a financing condition. See "The Offer—Section 10—Source and Amount of Funds."

Is your financial condition material to my decision to tender in the Offer?

        We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  the Offer is not subject to any financing condition;

  •
  we, through our parent company, MW (in light of MW's financial capacity in relation to the amount of consideration payable), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn; and

  •
  if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Proposed Merger and we, through our parent company, MW (in light of MW's financial capacity in relation to the amount of consideration payable), will have sufficient funds available to consummate the Proposed Merger.

See "The Offer—Section 10—Source and Amount of Funds."

What does the Board of Directors of JOSB think of the Offer?

        On January 17, 2014, JOSB issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Initial Offer, announcing the JOSB Board's recommendation that holders of Shares reject the Initial Offer and not tender any of their Shares pursuant to the Initial Offer. We expect the JOSB Board will publish a statement on Schedule 14D-9 as to whether it recommends acceptance or rejection of the Amended Offer, that it has no opinion with respect to the Amended Offer or that it is unable to take a position with respect to the Amended Offer, and the reasons for any such position, in the coming days. See "The Offer—Section 11—Background of the Offer; Other Transactions with JOSB."

What are the Eddie Bauer Transactions?

        On February 13, 2014, JOSB entered into a Membership Interest Purchase Agreement (the "Eddie Bauer Purchase Agreement") pursuant to which JOSB agreed to purchase from Everest Topco LLC ("Golden Gate"), a portfolio company of Golden Gate Private Equity, Inc., all of the outstanding limited liability company interests of Everest Holdings LLC ("Everest Holdings"). Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. In connection with the Eddie Bauer Purchase Agreement, on February 13, 2014, JOSB and Golden Gate entered into a Standstill and Stockholder Agreement (the "Standstill and Stockholder Agreement" and together with the Eddie Bauer Purchase Agreement and any other agreements entered into therewith, the "Eddie Bauer Transaction Documents" and the transactions contemplated by the Eddie Bauer Transaction Documents, including, without limitation, JOSB's proposed issuer self-tender offer, the "Eddie Bauer Transactions"). The Offer is conditioned upon the Eddie Bauer Purchase Agreement being terminated in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion. See "The Offer—Section 8—Certain Information Concerning JOSB" and "The Offer—Section 11—Background of the Offer; Other Transactions with JOSB."

How long do I have to decide whether to tender in the Offer?

        You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on March 12, 2014. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See "The Offer—Section 1—Terms of the Offer."

        We may elect to provide a "subsequent offering period" for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See "The Offer—Section 1—Terms of the Offer."

What are the most significant conditions to the Offer?

        Consummation of the Offer is conditioned upon, among other things, (i) the Eddie Bauer Purchase Agreement being terminated in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion, (ii) the JOSB Board having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its sole discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, as described herein, (iii) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares then owned by MW and its subsidiaries, represents at least ninety percent (90%) of the total number of Shares outstanding on a fully diluted basis, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein, and (v) JOSB not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser's or MW's ability to acquire the Shares or JOSB or otherwise diminishing the expected value to MW of the acquisition of JOSB. See "The Offer—Section 14—Conditions of the Offer" for a list of additional conditions to the Offer.

        The consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

How will I be notified if the Offer is extended?

        If we decide to extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the "Depositary"), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See "The Offer—Section 1—Terms of the Offer."

How do I tender my Shares?

        To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer," not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, only such nominee can tender your Shares for you. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Select Stock Market ("NASDAQ") trading days. However, the Depositary must receive the missing items within that three-trading-day period. See "The Offer—Section 3—Procedure for Tendering Shares."

        If a Distribution Date with respect to the Rights occurs, you also must tender one associated preferred share purchase right for each share of common stock tendered in order to validly tender such shares in the Offer. See "The Offer—Section 8—Certain Information Concerning JOSB—Preferred Share Purchase Rights."

        Stockholders tendering their Shares according to the guaranteed delivery procedures may do so using either the initial Notice of Guaranteed Delivery circulated with the Initial Offer or the Amended and Restated Notice of Guaranteed Delivery circulated herewith.

If I already tendered my Shares in the Initial Offer, do I have to do anything now?

        No. JOSB stockholders do not have to take any action regarding any Shares previously validly tendered and not withdrawn, except as may be required by the guaranteed delivery procedure, if such procedure was utilized. If the Offer is completed, these shares will be accepted for payment and such stockholders will receive the offer price of $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Until what time can I withdraw tendered Shares?

        You can withdraw tendered Shares at any time before the Offer has expired, and, thereafter, you can withdraw them at any time until we accept such Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See "The Offer—Section 4—Withdrawal Rights."

How do I withdraw tendered Shares?

        To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See "The Offer—Section 4—Withdrawal Rights."

When and how will I be paid for my tendered Shares?

        Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in "The Offer—Section 14—Conditions of the Offer."

        We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (including, if a Distribution Date with respect to the Rights occurs, certificates for the Rights) (or of a confirmation of a book-entry transfer of such Shares (including, if a Distribution Date with respect to the Rights occurs, such Rights) as described in "The Offer—Section 3—Procedures for Tendering Shares"), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) or Agent's Message (as defined below) in lieu of a Letter of Transmittal and any other required documents for such Shares. See "The Offer—Section 2—Acceptance for Payment and Payment of Shares."

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

        If the Offer is successful and, pursuant to the Offer, we accept for payment and pay for at least that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to Shares then owned by MW or any of its subsidiaries, constitutes at least ninety percent (90%) of the outstanding Shares on a fully diluted basis, we will cause the second-step merger to be consummated with JOSB as a "short-form" merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which JOSB will become a wholly owned subsidiary of MW. In the Proposed Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If, after the offer is completed but prior to the consummation of the Proposed Merger, the aggregate ownership by MW or any of its subsidiaries of the outstanding Shares should fall below 90% for any reason, MW may decide to acquire additional Shares in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise, to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than, or the same as, $63.50.

        If the Proposed Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by MW or its subsidiaries (including, without limitation, the Purchaser) and

Shares owned by stockholders who properly perfect their appraisal rights under the DGCL) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See "The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger."

        The treatment of your Shares if the Proposed Merger does take place and you properly perfect your appraisal rights is discussed in "The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

If at least ninety percent (90%) of the Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) outstanding are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will JOSB continue as a public company?

        As described above, we will, promptly following consummation of the Offer, seek to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger takes place, JOSB will no longer be publicly owned. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that JOSB may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

Do I have to vote to approve the second-step merger?

        No. If MW and the Purchaser can complete the Proposed Merger pursuant to Section 253 of the DGCL as a "short-form" second-step merger (as discussed above), your vote is not required to approve the second-step merger. You simply need to tender your Shares if you choose to do so. MW and the Purchaser intend to complete the Offer only if a sufficient number of Shares are tendered such that the minimum tender condition is satisfied, permitting MW and the Purchaser to complete the second-step merger as a "short-form" merger without the requirement of approval from the JOSB shareholders. See "The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger."

If I decide not to tender, how will the Offer affect my Shares?

        As described above, if the Offer is consummated, we intend to complete a second-step merger with JOSB in which JOSB will become a wholly owned subsidiary of MW and all outstanding Shares that are not purchased in the Offer (other than Shares held by MW and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, your Shares may be affected, among other ways, as described above. See "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

Are appraisal rights available in the Offer or the Proposed Merger?

        Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the Proposed Merger who do not vote in favor of, or consent to, the

Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. See "The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

What is the market value of my Shares as of a recent date?

        On October 8, 2013, the last full trading day before the first public announcement of a proposal by JOSB to acquire MW, the last sales price of the Shares reported on NASDAQ was $41.66 per Share and the 60-calendar day trailing average of the sales price of the Shares reported on NASDAQ was $42.26 per Share. On January 3, 2014, the last trading day before the commencement of the Initial Offer, the last reported sale price of the Shares on NASDAQ was $54.41 per Share. On February 21, 2014, the last trading day before the Amended Offer, the last reported sales price of the Shares on NASDAQ was $55.05 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See "The Offer—Section 6—Price Range of Shares; Dividends."

What are the material U.S. federal income tax consequences of participating in the Offer?

        In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See "The Offer—Section 5—Certain U.S. Federal Income Tax Consequences."

        We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

        You can call MacKenzie Partners, Inc., the information agent for the Offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free). See the back cover of this Offer to Purchase.

        To the Stockholders of Jos. A. Bank Clothiers, Inc.:

INTRODUCTION

        We, Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Men's Wearhouse, Inc., a Texas corporation ("MW"), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at a price of $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer"). The Amended Offer amends and restates the Offer to Purchase dated January 6, 2014 and the related letter of transmittal that accompanied such Offer to Purchase (which together constituted the "Initial Offer" and as amended by the Amended Offer, the "Offer"). Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the "Depositary"), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of J.P. Morgan Securities LLC ("J.P. Morgan") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch") (J.P. Morgan and BofA Merrill Lynch each a "Dealer Manager" and, together, the "Dealer Managers"), the Depositary and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with their services in such capacities in connection with the Offer. See "The Offer—Section 17—Fees and Expenses."

        Consummation of the Offer is conditioned upon, among other things, (i) the Membership Interest Purchase Agreement (the "Eddie Bauer Purchase Agreement"), dated as of February 13, 2014, by and among JOSB, Everest Topco LLC ("Golden Gate"), a portfolio company of Golden Gate Private Equity, Inc., and Everest Holdings LLC, being terminated in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion (the "Eddie Bauer Termination Condition"), (ii) the board of directors of JOSB (the "JOSB Board") having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its sole discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the acquisition of JOSB by MW by means of a second-step merger of Purchaser and JOSB (the "Proposed Merger"), with JOSB surviving as a wholly owned subsidiary of MW, as described herein (the "Rights Condition"), (iii) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares then owned by MW and its subsidiaries, represents at least ninety percent (90%) of the total number of Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"), (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein (the "Antitrust Condition"), and (v) JOSB not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser's or MW's ability to acquire the Shares or JOSB or otherwise diminishing the expected value to MW of the acquisition of JOSB (the

"Impairment Condition"). See "The Offer—Section 14—Conditions of the Offer" for a list of additional conditions to the Offer.

        Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

        As of the date of this Offer to Purchase, MW and its subsidiaries beneficially own 100 Shares, representing less than one percent of the outstanding Shares. According to JOSB's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 5, 2013, as of November 27, 2013 there were 27,988,392 Shares issued and outstanding, and based on MW and Purchaser's review of JOSB's Annual Report on Form 10-K for the year ended February 2, 2013, filed with the SEC on April 3, 2013 (the "JOSB 10-K"), we believe as of February 2, 2013 there were approximately 77,000 unvested restricted stock units outstanding and no outstanding options to purchase Shares. Based upon the foregoing, there were approximately 28,065,392 Shares outstanding on a fully diluted basis on November 27, 2013. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, JOSB. If the Offer is consummated, we intend to complete a second-step merger with JOSB in which JOSB will become a wholly owned subsidiary of MW and all outstanding Shares that are not purchased in the Offer (other than Shares held by MW and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. Under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), if we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), we would be able to consummate the Proposed Merger as a "short-form" second-step merger pursuant to Section 253 of the DGCL without a vote of the JOSB Board or other stockholders. If we waive the Minimum Tender Condition, consummate the Offer and do not acquire at least ninety percent (90%) of the outstanding Shares we would not be able to consummate the Proposed Merger as a short-form merger under Section 253 of the DGCL. We would instead have to enter into a definitive merger agreement with JOSB, which would require the approval of the JOSB Board and the JOSB shareholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if we waive the Minimum Tender Condition, consummate the Offer and acquire in the Offer ownership of fifteen percent (15%) or more, but less than eighty-five percent (85%), of the outstanding Shares, Section 203 of the DGCL could significantly delay our ability to consummate the Proposed Merger, unless the Offer or the Proposed Merger was approved by the JOSB Board prior to the consummation of the Offer or other exceptions to Section 203 were available. See "The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger."

        No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Proposed Merger. See "The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights."

        MW and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of JOSB by MW and are prepared to begin such negotiations immediately; however, execution of such an agreement is not a condition to the Amended Offer. If MW and the Purchaser are able to conduct limited due diligence on JOSB (subject to an appropriate confidentiality agreement), with access to JOSB's management team, the Purchaser could potentially increase the offer price for the Offer up to $65.00 per Share. In addition, MW and the Purchaser are willing to discuss with JOSB and the JOSB Board a possible alternative to an all-cash structure that would allow JOSB shareholders to participate in the upside of the combined company by offering to JOSB stockholders the option to elect to receive a portion of the consideration for such an acquisition in shares of common stock of

MW. Furthermore, if JOSB is able to terminate the Eddie Bauer Purchase Agreement and the termination fee incurred by JOSB in respect of such termination is less than $48 million, MW and the Purchaser will increase the aggregate consideration to be paid to the JOSB stockholders in such a negotiated transaction between MW and JOSB by the amount of such difference (less any other expense or fee reimbursements paid by JOSB in connection with such termination).

        Subject to applicable law, MW and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that MW enters into a merger agreement with JOSB and such merger agreement does not provide for a tender offer, MW and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by MW, the Purchaser and JOSB and specified in such merger agreement.

        In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

        After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

        This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

 THE OFFER

1.     Terms of the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously withdrawn in accordance with "The Offer—Section 14—Conditions of the Offer." "Expiration Date" means 5:00 p.m., New York City time, on March 12, 2014, unless extended, in which event "Expiration Date" means the time and date at which the Offer, as so extended, shall expire.

        The Offer is subject to the conditions set forth in "The Offer—Section 14—Conditions of the Offer," which include, among other things, satisfaction of the Eddie Bauer Termination Condition, the Rights Condition, the Minimum Tender Condition, the Antitrust Condition and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in "The Offer—Section 4—Withdrawal Rights," retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

        Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

        As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Shares you are automatically tendering a similar number of Rights. If, however, the Rights detach, tendering stockholders will be required to deliver Rights certificates with the Shares (or confirmation of book-entry transfer, if available, of such Rights).

        If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

        "Business day" means any day other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

        If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in "The Offer—Section 4—Withdrawal Rights." Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a Subsequent Offering Period of at least three business days to permit additional tenders of Shares so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

        No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

        We have made a request to JOSB for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in "The Offer—Section 14—Conditions of the Offer" have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer—Section 14—Conditions of the Offer."

        We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (including, if a Distribution Date with respect to the Rights occurs, certificates for the Rights) (or a confirmation of a book-entry transfer of such Shares (including, if a Distribution Date with respect to the Rights occurs, such Rights) into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer—Section 3—Procedure for Tendering Shares")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent's Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer—Section 3—Procedure for Tendering Shares." Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

        For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

        We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

        We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

        If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3.     Procedure for Tendering Shares.

        Valid Tender of Shares.    In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent's Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if a Distribution Date with respect to the Rights occurs, certificates for the Rights) to be tendered or delivery of such Shares (including, if a Distribution Date with respect to the Rights occurs, such Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

        The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

        Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

        Shares previously tendered pursuant to the Initial Offer dated January 6, 2014 and not withdrawn constitute valid tenders for purposes of the Offer as amended and restated hereby. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility") after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

        Signature Guarantees.    All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an "Eligible Institution"), unless (i) the Letter of Transmittal is signed by the registered holder of the

Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

        Guaranteed Delivery.    If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

            (i)  such tender is made by or through an Eligible Institution;

           (ii)  a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

          (iii)  the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent's Message and any other required documents, are received by the Depositary within three NASDAQ Global Select Stock Market ("NASDAQ") trading days after the date of execution of the Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        Stockholders tendering their Shares according to the guaranteed delivery procedures may do so using either the initial Notice of Guaranteed Delivery circulated with the Initial Offer or the Amended and Restated Notice of Guaranteed Delivery circulated herewith.

        Backup Withholding.    Under U.S. federal income tax laws, payments in connection with the Offer may be subject to "backup withholding" unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder's social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in "The Offer—Section 5—Certain U.S. Federal Income Tax Consequences") should complete and return the Internal Revenue Service ("IRS") Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in "The Offer—Section 5—Certain U.S. Federal Income Tax Consequences") should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see "The Offer—Section 5—Certain U.S. Federal Income Tax Consequences."

        Appointment of Proxy.    By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the

Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares (including the associated preferred share purchase rights) tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares (including the associated preferred share purchase rights) on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities (including the associated preferred share purchase rights)). Such appointment is effective only upon our acceptance for payment of such Shares (including the associated preferred share purchase rights). Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities (including the associated preferred share purchase rights)) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities (including the associated preferred share purchase rights)) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of JOSB's stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares (including the associated preferred share purchase rights) to be deemed validly tendered, immediately upon our acceptance for payment of such Shares (including the associated preferred share purchase rights), we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities (including the associated preferred share purchase rights)) (including voting at any meeting of stockholders).

        The foregoing proxies are effective only upon acceptance for payment of Shares (including the associated preferred share purchase rights) pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares (or the associated preferred share purchase rights), for any meeting of JOSB's stockholders.

        Determination of Validity.    MW will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, MW or any of their respective affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.     Withdrawal Rights.

        Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date and, thereafter, you may withdraw such Shares at any time until such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

        For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "The Offer—Section 3—Procedure for Tendering Shares" at any time before the Expiration Date.

        If we provide a Subsequent Offering Period (as described in more detail in "The Offer—Section 1—Terms of the Offer") following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights will apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

        We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of MW, the Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.     Certain U.S. Federal Income Tax Consequences.

        This section describes the material United States federal income tax consequences to "U.S. Holders" and "Non-U.S. Holders" (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

        This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder's particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, "controlled foreign corporations," "passive foreign investment companies," financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment and holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements.

        For purposes of the Offer, a "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a "Non-U.S. Holder" is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

        We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

        Consequences of the Offer.    The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

        Information Reporting and Backup Withholding.    Payments made to U.S. Holders pursuant to the Offer will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

        Consequences of the Offer.    Subject to the discussion below under "—Information Reporting and Backup Withholding," a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

  •
  the gain, if any, is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met.

        Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

        Information Reporting and Backup Withholding.    Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.     Price Range of Shares; Dividends.

        The Shares are listed and principally traded on NASDAQ under the symbol "JOSB." The following table sets forth, for each of the periods indicated, the high and low intraday prices per Share on NASDAQ, and dividends paid per Share, as disclosed in JOSB's SEC filings or, with respect to the 2013 and 2014 prices, as reported in published financial sources:

	High	Low
Fiscal Year 2011:
First Quarter	$53.19	$41.26
Second Quarter	$57.14	$45.10
Third Quarter	$55.86	$40.46
Fourth Quarter	$56.43	$45.78
Fiscal Year 2012:
First Quarter	$55.00	$46.45
Second Quarter	$49.51	$39.54
Third Quarter	$50.75	$39.91
Fourth Quarter	$49.03	$37.31
Fiscal Year 2013:
First Quarter	$44.53	$38.36
Second Quarter	$48.62	$38.70
Third Quarter	$50.61	$39.40
Fourth Quarter	$57.61	$46.60
Fiscal Year 2014:
First Quarter (through February 21, 2014)	$55.56	$51.97

        According to JOSB's publicly available documents, it has never paid a cash dividend on the Shares. If we acquire control of JOSB, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in JOSB.

        On October 8, 2013, the last full trading day before the first public announcement of a proposal by JOSB to acquire MW, the last sales price of the Shares reported on NASDAQ was $41.66 per Share and the 60- calendar day trailing average of the sales price of the Shares reported on NASDAQ was $42.26 per Share. On January 3, 2014, the last trading day before the commencement of the Initial Offer, the last reported sale price of the Shares on NASDAQ was $54.41 per Share. On February 21, 2014, the last trading day before the Amended Offer, the last reported sale price of the Shares on NASDAQ was $55.05 per Share. You are urged to obtain current market quotations for the Shares.

7.     Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

        Possible Effects of the Offer on the Market for the Shares.    If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. In addition, if MW and the Purchaser consummate the Offer, and if as a result of the Offer together with any Shares then owned by MW or any of its subsidiaries, the Purchaser directly or indirectly owns at least ninety percent (90%) of the outstanding Shares, MW could effect the Proposed Merger without prior notice to, or any action by, any other stockholder of JOSB pursuant to Section 253 of the DGCL.

        Stock Exchange Listing.    The Shares are listed on NASDAQ. It is possible the Shares may no longer meet the standards for continued listing on NASDAQ and may be delisted from NASDAQ following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ's published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) fell below 750,000 or (iii) the market value of publicly held shares fell below $5 million. If the Shares are not delisted prior to the Proposed Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Proposed Merger.

        Registration Under the Exchange Act.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of JOSB to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by JOSB to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of JOSB and persons holding "restricted securities" of JOSB may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares.

Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.     Certain Information Concerning JOSB.

        Except as otherwise expressly set forth in this Offer to Purchase, the information concerning JOSB contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of MW, the Purchaser, the Dealer Managers, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by JOSB to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to MW, the Purchaser, the Dealer Managers, the Information Agent or the Depositary. MW, the Purchaser, the Dealer Managers, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

        According to the JOSB 10-K, JOSB was organized in 1982 with the business established in 1905, its headquarters and principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074, its telephone number is (410) 239-2700 and its website address is www.josbank.com. According to the JOSB 10-K, JOSB is a nationwide designer, manufacturer, retailer and direct marketer (through stores, catalog call center and Internet) of men's tailored and casual clothing and accessories and is a retailer of tuxedo rental products. JOSB sells substantially all of its products exclusively under the Jos. A. Bank label through 602 retail stores (as of February 2, 2013, which includes 35 outlet and factory stores and 15 franchise stores) located throughout 44 states and the District of Columbia in the United States, as well as through its nationwide catalog call center and Internet (www.josbank.com) operations. As of March 27, 2013, JOSB had approximately 6,342 employees, consisting of 4,636 full-time employees and 1,706 part-time employees.

        Preferred Share Purchase Rights.    The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as Exhibit 4.1 to JOSB's Current Report on Form 8-K filed with the SEC on September 7, 2007, Amendment No. 1 to the Rights Agreement which is filed as Exhibit 4.1 to JOSB's Current Report on Form 8-K filed with the SEC on January 3, 2014 and Amendment No. 2 to the Rights Agreement which is filed as Exhibit 4.1 to JOSB's Current Report on Form 8-K filed with the SEC on February 14, 2014. Amendment No. 1 to the Rights Agreement (i) decreases the beneficial ownership threshold for activating the Rights from 20% to 10%; (ii) includes provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increases the purchase price for the exercise of Rights under the Rights Agreement from $200 to $250; and (iv) allows the board of directors of JOSB to redeem the Rights for any reason at any time prior to the close of business on a Distribution Date (as defined below). Amendment No. 2 provides, among other things, that neither Golden Gate nor any of its associates or affiliates shall become an Acquiring Person (as defined below) as a result of the authorization, execution, delivery or performance of the Eddie Bauer Transaction Documents or the consummation of the transactions contemplated by the Eddie Bauer Transaction Documents, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and neither Golden Gate nor any of its associates or affiliates shall become an Acquiring Person unless and until Golden Gate or any of its associates or affiliates shall acquire beneficial ownership of additional shares of the Company's common stock such that it becomes the beneficial owner of the percentage of the

Company's common stock that is greater (by more than one percent of the outstanding shares of the Company's common stock) than (i) the percentage of the shares of Company common stock outstanding as to which Golden Gate or any of its associates or affiliates shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Eddie Bauer Transaction Documents or (ii) such lesser percentage as to which Golden Gate or any of its associates or affiliates has beneficial ownership following any transfer of the Company's securities by Golden Gate or any of its associates or affiliates after the consummation of the transactions contemplated by the Eddie Bauer Transaction Documents; provided, however, that such provisions shall pertain only until the first time, following the consummation of the transactions contemplated by the Eddie Bauer Transaction Documents, as Golden Gate or any of its associates or affiliates has beneficial ownership of less than 9% of the shares of the Company's common stock then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Golden Gate or any of its associates or affiliates and FMR LLC and any other person that beneficially owned between 10% and 20% of the shares of the Company's common stock outstanding on January 3, 2014 to clarify the scope of the definition of "Acquiring Person" as it applies to such persons in the event that the Company purchases shares of the Company's common stock, whether through an issuer tender offer or otherwise.

        On September 6, 2007, JOSB entered into a Rights Agreement with Continental Stock Transfer & Trust Company, as Rights Agent, and such Rights Agreement was amended on January 3, 2014 and February 13, 2014. In connection with the Rights Agreement, the JOSB Board declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of JOSB's common stock, par value $0.01 per share (the "Common Shares"). The dividend was payable on September 20, 2007 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from JOSB one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $200 (amended to $250 as of January 3, 2014) per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share. In addition, one Right will automatically attach to each Share issued between the Record Date and a Distribution Date.

        Until the earlier to occur of (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Shares (such person, entity or group, an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the JOSB Board prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person, entity or group becoming an Acquiring Person (the earlier of such dates being called a "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate and no separate Rights certificates were distributed.

        Until a Distribution Date, the Rights will be transferable with and only with the Common Shares. Until a Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after a Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until a Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any Common Share certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. The Rights Agreement provides that as soon as practicable following a Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right certificates alone will evidence the Rights.

        The Rights are not exercisable until a Distribution Date. The Rights will expire on September 20, 2017 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by JOSB, in each case, as described below.

        In the event that any person, entity or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, JOSB may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).

        Generally, under the Rights Agreement, an "Acquiring Person" will not be deemed to include (i) JOSB, (ii) a subsidiary of JOSB, (iii) any employee benefit or compensation plan of JOSB or any subsidiary of JOSB, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of JOSB or any subsidiary of JOSB, or (v) FMR LLC or Golden Gate, subject to the provisions described above.

        In the event that JOSB is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, JOSB may exchange the Rights (other than Rights owned by such Acquiring Person or group which shall have become void), in whole or in part, at an exchange ratio of one Common Share per Right (or, at the election of JOSB, JOSB may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

        At any time prior to the close of business on the earlier of (i) a Distribution Date or (ii) the Final Expiration Date, JOSB may redeem all, but not less than all, of the outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The Rights may also be redeemed at certain other times as described in the Rights Agreement. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The terms of the Rights may be amended by the JOSB Board without the consent of the holders of the Rights, except that from and after a Distribution Date no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.

        Based on publicly available information, MW and the Purchaser believe that, as of the date of this Offer to Purchase, the Rights are not exercisable, the Right certificates have not been issued and the Rights are evidenced by the certificates representing Common Shares. Unless a Distribution Date occurs, a tender of shares of common stock will include a tender of the associated Rights. If a Distribution Date does occur, you will need to tender one Right with each share of common stock tendered in order for such share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right. Unless the JOSB Board elects to redeem the Rights Agreement and, thus, terminates the Rights or amends the Rights Agreement to postpone a Distribution Date or otherwise acts to postpone a Distribution Date in accordance with the Rights Agreement, a Distribution Date will occur on the tenth business day after the commencement of this Offer or first public announcement of an intention to commence this Offer.

        Eddie Bauer Transactions.    On February 13, 2014, JOSB entered into the Membership Interest Purchase Agreement pursuant to which JOSB agreed to purchase from Golden Gate all of the outstanding limited liability company interests of Everest Holdings. Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. The aggregate consideration payable by JOSB under the Eddie Bauer Purchase Agreement is (i) $545 million in cash and five million Shares payable upon the closing under the Eddie Bauer Purchase Agreement; provided that in no event will the common stock to be issued to Golden Gate exceed 19.9% of JOSB's issued and outstanding common stock prior to such issuance, giving pro forma effect to repurchases made pursuant to the JOSB Self-Tender Offer (as defined below) (and for every share of common stock less than five million shares of common stock that Golden Gate actually receives as a result of such adjustment, Golden Gate will receive an additional $56.00 in cash), and (ii) up to an additional $50 million in cash consideration, the payment of which is dependent upon Everest Holdings meeting targeted levels of EBITDA (as defined in the Eddie Bauer Purchase Agreement) for Everest Holdings' fiscal year ending on January 3, 2015. The purchase price is subject to certain adjustments based on the amount of working capital, cash, indebtedness and transaction expenses of Everest Holdings as of closing.

        The Eddie Bauer Purchase Agreement contains certain termination rights for both JOSB and Golden Gate, including, without limitation, the right of JOSB to terminate the Eddie Bauer Purchase Agreement to accept an unsolicited superior proposal (as defined in the Eddie Bauer Purchase Agreement) from a third party with respect to a change of control (as defined in the Eddie Bauer Purchase Agreement) of JOSB. Upon termination of the Eddie Bauer Purchase Agreement under specified circumstances, JOSB may be required to pay a termination fee to Golden Gate. If JOSB terminates the Eddie Bauer Purchase Agreement to accept or enter into a definitive agreement with respect to a superior proposal, JOSB would be required to pay to Golden Gate a termination fee of $48 million.

        In connection with the Eddie Bauer Purchase Agreement, on February 13, 2014, JOSB and Golden Gate entered into the Standstill and Stockholder Agreement. Golden Gate has agreed, subject to certain exceptions, not to take certain actions with respect to JOSB during the period prior to and after the closing of the Eddie Bauer Transactions for the period provided in the Standstill and Stockholder Agreement. The Standstill and Stockholder Agreement does not restrict Golden Gate or any other person from selling or disposing of JOSB's common stock in connection with a third-party tender offer or other business combination transaction involving JOSB (including the Offer) or any transaction involving a change of control of JOSB. The Standstill and Stockholder Agreement does not restrict the right of Golden Gate or any other person to vote its shares of JOSB common stock at any annual or special meeting of the stockholders of JOSB or otherwise.

        In connection with the Eddie Bauer Purchase Agreement, on February 19, 2014, JOSB commenced a tender offer (the "JOSB Self Tender Offer") to purchase up to 4,615,384 Shares at a purchase price per share of $65.00, less any applicable withholding taxes and without interest, if any. The JOSB Self Tender Offer is conditioned on, among other things, the consummation of the transactions contemplated by the Eddie Bauer Purchase Agreement. The Offer is conditioned on the termination of the Eddie Bauer Purchase Agreement. Therefore, unless we waive the Eddie Bauer Termination Condition or JOSB waives the condition in the JOSB Self Tender Offer on the consummation of the transaction contemplated by the Eddie Bauer Purchase Agreement, the Offer and the JOSB Self Tender Offer are mutually exclusive. We have no intention to waive the Eddie Bauer Termination Condition.

        Additional Information.    JOSB is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. JOSB is required to disclose in such proxy statements certain information, as of particular dates, concerning JOSB's directors and officers, their remuneration, stock options granted to them, the principal holders of JOSB's securities and any material interest of such persons in transactions with JOSB. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.     Certain Information Concerning the Purchaser and MW.

        Purchaser.    The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a wholly owned subsidiary of MW. The principal executive offices of the Purchaser are located at 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number (281) 776-7000) and at 6100 Stevenson Blvd., Fremont, California 94538 (telephone number (510) 657-9821), respectively.

        MW.    MW began operations in 1973 as a partnership and was incorporated as The Men's Wearhouse, Inc. under the laws of Texas in May 1974. MW's principal corporate and executive offices are located at 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number (281) 776-7000) and at 6100 Stevenson Blvd., Fremont, California 94538 (telephone number (510) 657-9821), respectively. MW is one of the largest specialty retailers of men's suits and the largest provider of tuxedo rental products in the United States and Canada. At November 2, 2013, MW operated 1,133 retail stores, with 1,013 stores in the U.S. and 120 stores in Canada. MW's U.S. retail stores are operated under the brand names of Men's Wearhouse (658 stores), Men's Wearhouse and Tux (261 stores) and K&G (94 stores) in 50 states and the District of Columbia. MW's Canadian stores are operated under the brand name of Moores Clothing for Men ("Moores") in ten provinces. MW also conducts retail dry cleaning, laundry and heirlooming operations through MW Cleaners in the Houston, Texas area. Additionally, MW operates two corporate apparel providers—its U.K.-based holding company operations, the largest provider in the United Kingdom under the Dimensions, Alexandra and Yaffy brands, and its Twin Hill operations in the U.S. These operations provide corporate clothing uniforms and workwear to workforces through multiple channels including managed corporate accounts, catalogs and the internet. MW acquired 86% of the U.K.-based holding company in 2010. Certain previous shareholders of Dimensions control 14% of the U.K.-based holding company and MW has the right to acquire this 14% after fiscal 2013. At February 2, 2013, MW had approximately 17,500 employees, consisting of approximately 15,000 in the U.S. and 2,500 in foreign countries, of which approximately 12,400 were full-time employees. Seasonality affects the number of part-time employees as well as the number of hours worked by full-time and part-time personnel.

        The principal trading market for MW's ordinary shares is the New York Stock Exchange. MW is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth below under "Available Information."

        Legal Proceedings.    MW is involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of its business. MW's management does not believe that any of these matters will have a material adverse effect on its financial position, results of operations or cash flows.

        Properties.    As of November 2, 2013, MW operated 1,013 retail apparel and tuxedo rental stores in 50 states and the District of Columbia and 120 retail apparel stores in ten Canadian provinces. MW leases its stores on terms generally from five to ten years with renewal options at higher fixed rates in most cases. Leases typically provide for percentage rent over sales break points. Additionally, most leases provide for a base rent as well as "triple net charges", including but not limited to common area maintenance expenses, property taxes, utilities, center promotions and insurance. In certain markets,

MW owns or leases between 3,000 and 33,100 additional square feet as a part of a MW store or in a separate hub warehouse unit to be utilized as a redistribution facility in that geographic area. MW owns or leases properties in various parts of the U.S. and Canada to facilitate the distribution of retail and rental product to its stores. MW also owns or leases properties in Houston, Texas and various parts of the U.K. to facilitate the distribution of its corporate apparel product. In addition, MW has primary office locations in Houston, Texas and Fremont, California with additional satellite offices in other parts of the U.S., Canada and Europe.

        Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of MW and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

        None of MW, the Purchaser or, to the knowledge of MW or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

        As of the date of this Offer to Purchase, MW and its subsidiaries own of record 100 Shares, representing less than one percent of the outstanding Shares.

        Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of MW, the Purchaser and, to MW's and the Purchaser's knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of MW, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of JOSB; (ii) none of MW, the Purchaser and, to MW's and the Purchaser's knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between MW, the Purchaser, their subsidiaries or, to MW's and the Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and JOSB or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between MW, the Purchaser, their subsidiaries or, to MW's and the Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and JOSB or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at Purchaser's expense.

10.   Source and Amount of Funds.

        The Purchaser estimates that it will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, and to pay related fees and expenses. As of February 1, 2014, MW and its subsidiaries had cash and cash equivalents in the amount of approximately $59.3 million. MW expects to obtain the necessary funds from existing cash balances and anticipated borrowings. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.   Background of the Offer; Other Transactions with JOSB.

        Background of the Offer.    As part of their ongoing evaluation of MW's business and strategic alternatives, MW's board of directors (the "MW Board") and senior management, on occasion with outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions across the retail clothing industry. In the course of MW's ongoing evaluation, and in connection with certain events described below, MW's management team considered and reviewed a possible acquisition of JOSB.

        On September 18, 2013, Douglas S. Ewert, president and chief executive officer of MW, received a phone call and letter from Robert N. Wildrick, chairman of the board of directors of JOSB, communicating an unsolicited and highly conditional non-binding proposal to acquire all of the outstanding shares of common stock of MW for $48.00 per share (the "JOSB Proposal"). The JOSB Proposal was subject to, among other things, due diligence and substantial debt and equity financing.

        On September 19, 2013, certain members of the MW Board and MW's senior management held a telephone call with J.P. Morgan and BofA Merrill Lynch, MW's financial advisors, and Willkie Farr & Gallagher LLP ("WF&G"), MW's legal advisor, to discuss initial reactions to the JOSB Proposal.

        On September 23, 2013, the MW Board met via teleconference with senior management and WF&G, to discuss, among other things, potential responses to the JOSB Proposal and possible alternative transactions that could be pursued by MW.

        On September 27, 2013, the MW Board met via teleconference with senior management, WF&G, J.P. Morgan and BofA Merrill Lynch, to review potential strategic alternatives available to maximize MW shareholder value in considering the JOSB Proposal.

        On October 2, 2013, Mr. Ewert called Mr. Wildrick by telephone to discuss the timing of MW's response to the JOSB Proposal. Later on October 2, 2013, Mr. Ewert advised Mr. Wildrick by electronic message that the MW Board would need additional time to work with its financial and legal advisors and complete its review process and that the MW Board intended to respond to JOSB by the middle of October.

        On October 3, 2013, Mr. Wildrick responded to Mr. Ewert by electronic message offering to extend MW's deadline to respond to the JOSB Proposal to October 10, 2013.

        On October 7, 2013 at a regularly scheduled MW Board meeting, the MW Board, together with senior management, J.P. Morgan, BofA Merrill Lynch and WF&G, discussed, among other things, the JOSB Proposal and the response MW would deliver to JOSB, potential defensive measures that could be taken, and possible alternative transactions including, without limitation, maintaining MW as a standalone business or acquiring JOSB, including in a negotiated transaction.

        On October 8, 2013, an unconfirmed press report indicated that JOSB had approached MW about a combination of the two companies. On the morning of October 9, 2013, and prior to receipt of MW's response, JOSB issued a press release publicly confirming its proposal to acquire MW and reproducing the JOSB Proposal in the press release.

        Later on the morning of October 9, 2013, Mr. Ewert delivered to Mr. Wildrick the MW Board's response to the JOSB Proposal, noting that the Board is committed to the strategic plan carefully developed by its management team, which it believes will maximize long-term value for all of MW's shareholders, and that the MW Board had concluded that the JOSB Proposal is highly conditional, significantly undervalues MW and its strong prospects for continued growth and value creation and is not in the best interests of MW and its shareholders. Mr. Ewert also noted that the MW Board concluded that discussing the JOSB Proposal, on the proposed terms, would not be productive. Following such response, MW publicly disclosed its response to the JOSB Proposal.

        On the afternoon of October 9, 2013, the MW Board met via teleconference and discussed and adopted a limited duration shareholder rights plan and amended and restated bylaws that, among other things, increased the percentage of outstanding shares required to approve an amendment to MW's bylaws. In addition, on the evening of October 9th, MW issued a press release announcing such actions and JOSB issued a press release publicly responding to MW's rejection of its proposal.

        On October 14, 2013, Mr. Ewert received a letter via electronic mail from Mr. Wildrick, reiterating JOSB's desire to discuss the JOSB Proposal.

        On October 17, 2013, the MW Board discussed strategic alternatives and financial presentations prepared by its financial advisors, including, without limitation, acquiring JOSB.

        On October 28, 2013, MW released an investor presentation, setting forth its rationale for rejecting the JOSB Proposal and discussing MW's business growth and value creation strategies.

        On October 31, 2013, Mr. Wildrick sent a letter to Mr. Ewert indicating that JOSB would consider increasing its $48.00 per share offer if MW provided JOSB with confidential information concerning MW's business. Mr. Wildrick did not address the numerous and broad conditions, including debt and equity financing needed for the JOSB Proposal, nor did he indicate the extent to which JOSB might increase its offer price or the parameters on which an increased offer price might depend. Mr. Wildrick also stated that JOSB would terminate the JOSB Proposal on November 14, 2013 if MW failed to engage in discussions on the JOSB Proposal.

        On November 3, 2013, the MW Board met via teleconference with senior management, J.P. Morgan, BofA Merrill Lynch and WF&G and discussed, among other things, MW's response to JOSB's request for access to confidential information.

        On November 4, 2013, MW publicly responded to JOSB's request for access to confidential company information. MW stated that the JOSB offer was inadequate and highly conditional and that providing JOSB with access to such information was not in the best interests of MW and its shareholders.

        On November 15, 2013, JOSB announced that it had terminated the JOSB Proposal.

        On November 17, 2013 the MW Board met via teleconference with J.P. Morgan, BofA Merrill Lynch and WF&G. J.P. Morgan and BofA Merrill Lynch briefly discussed with the MW Board certain strategic alternatives available to MW.

        On November 25, 2013, at a regularly scheduled board meeting, the MW Board, together with senior management, J.P. Morgan, BofA Merrill Lynch and WF&G, discussed, among other things, the strategic alternatives available to MW, including, without limitation, maintaining MW as a standalone business and the possibility of MW acquiring JOSB. The MW Board unanimously approved the issuance of a letter to JOSB presenting MW's proposal to acquire all of the outstanding Shares of JOSB for $55.00 per Share (the "MW Proposal").

        On November 26, 2013, Mr. Ewert called Mr. Wildrick and sent a letter to Mr. Wildrick communicating the MW Proposal. Thereafter, MW publicly announced the MW Proposal and released an investor presentation relating to the MW Proposal. JOSB responded that they had received the proposal and would respond in due course.

        On December 23, 2013, Mr. Wildrick delivered to Mr. Ewert JOSB's response to the MW Proposal, stating that after consideration by its board of directors, with the assistance of its financial and legal advisors, JOSB had unanimously rejected the MW Proposal. Following such response, JOSB publicly disclosed its response to the MW Proposal.

        Later on the morning of December 23, 2013, MW publicly responded to JOSB's rejection of the MW proposal. MW stated that given JOSB's repeated expressions of interest in engaging in good faith discussions about a possible combination, MW was surprised at the rejection and would continue to carefully consider all of its options to make the combination a reality, including nominating director candidates at JOSB's next annual meeting of shareholders.

        Later in the day on December 23, 2013 and in connection with MW's intention to nominate directors for the JOSB 2014 annual meeting of shareholders (the "JOSB 2014 Annual Meeting") as described below, MW made a request to JOSB for its proposed nominee questionnaire pursuant to the Amended and Restated Bylaws of JOSB.

        On December 27, 2013, the MW Board met via teleconference and resolved to provide JOSB with notice of its intention to nominate John D. Bowlin and Arthur E. Reiner (the "Nominees") as independent directors at the JOSB 2014 Annual Meeting.

        On January 3, 2014, the MW Board met via teleconference and together with senior management, J.P. Morgan, BofA Merrill Lynch and WF&G, discussed and reviewed the terms of the Initial Offer. After a lengthy discussion the MW Board approved the Initial Offer on the terms set forth in the initial Offer to Purchase.

        On January 6, 2014, MW and the Purchaser commenced the Initial Offer and released an investor presentation relating to the Initial Offer. Simultaneously with launching the Initial Offer, MW announced that it would deliver notice to JOSB of its intention to nominate the Nominees as independent director candidates to the JOSB Board at the JOSB 2014 Annual Meeting. The Offer does not constitute a solicitation of proxies, absent a purchase of shares, for any meeting of JOSB's shareholders. We intend to file a proxy statement and other relevant documents with the SEC in connection with our solicitation of proxies for the JOSB 2014 Annual Meeting, and you are urged to read the proxy statement carefully and in its entirety when it becomes available and any other related documents filed with the SEC because they will contain important information.

        On January 6, 2014, JOSB issued a press release urging its shareholders to take no action with respect to the Initial Offer or the Nominees at that time.

        On January 13, 2014, MW filed a Premerger Notification and Report Form with the Federal Trade Commission (the "FTC") and the Department of Justice Antitrust Division (the "DOJ") relating to the Offer.

        Also on January 13, 2014, Eminence Capital, LLC ("Eminence") filed a complaint in the Court of Chancery of the State of Delaware against the directors of JOSB alleging, among other things, breaches of fiduciary duty for failure to act in the best interests of JOSB's stockholders, for material misstatements and omissions and for pursuit of an alternative transaction to the Proposed Merger.

        On January 14, 2014, in accordance with JOSB's bylaws, we delivered formal notice of our intent to nominate the MW Nominees for election to the JOSB Board.

        On January 17, 2014, JOSB announced that the JOSB Board had recommended that JOSB stockholders reject the Initial Offer and not tender shares pursuant to the Initial Offer.

        Later in the day on January 17, 2014, MW issued a press release responding to the JOSB Board's recommendation to reject the Initial Offer and urged the JOSB Board to form a special committee of independent directors that would objectively evaluate the Initial Offer and begin negotiations with MW.

        On January 28, 2014, MW received a Request for Additional Information and Documentary Material ("Second Request") from the FTC relating to the Offer. The Second Request was issued in connection with the notification filing that MW made under the requirements of the HSR Act. MW intends to expeditiously respond to the information request and continue to work cooperatively with the FTC to obtain approval of the Offer as soon as possible.

        On January 29, 2014, State-Boston Retirement System filed a complaint in the Court of Chancery of the State of Delaware against the directors of JOSB alleging breach of fiduciary duty in connection with the refusal of the JOSB Board to enter into negotiations with MW, summarily rejecting the MW Proposal and strategizing to acquire another company for the purpose of making JOSB a less attractive acquisition target.

        On January 30, 2014, MW sent a letter to the independent directors on the JOSB Board and issued a press release containing the text of that letter, urging the JOSB Board to form a special committee of independent directors to re-consider the Initial Offer and the JOSB Board's decision to reject it (without any discussion whatsoever with MW) and indicating that MW is prepared to increase the offer price if JOSB can demonstrate or MW can discover additional value through discussions or limited due diligence.

        On February 2, 2014, the JOSB Board sent a letter to the MW Board responding to the letter MW sent on January 30, 2014 and issued a press release containing the text of such letter.

        On February 14, 2014, JOSB announced that it had entered into the Eddie Bauer Purchase Agreement and the other Eddie Bauer Transaction Documents and Amendment No. 2 to the Rights Agreement. Later in the day on February 14, 2014, MW issued a press release commenting on JOSB's entry into the Eddie Bauer Transaction Documents and announcing that the MW Board would evaluate MW's options with respect to JOSB.

        During the week of February 16, 2014, certain members of the MW Board met telephonically with management, BofA Merrill Lynch, J.P. Morgan and WF&G to discuss the Eddie Bauer Transactions and their implications with respect to the Offer.

        On February 18, 2014, Eminence sent a letter to the JOSB Board and issued a press release containing the text of that letter, expressing Eminence's dissatisfaction with the Eddie Bauer Transaction.

        On February 19, 2014, MW entered into an agreement with the FTC modifying the scope of the Second Request, pursuant to which, among other things, MW agreed that it would not consummate the acquisition of JOSB until the earlier of (i) 30 days following substantial compliance with the Second Request or (ii) written notice from the FTC closing the investigation.

        On February 19, 2014, JOSB commenced the JOSB Self Tender Offer.

        On February 23, 2014, the MW Board met telephonically with members of management, BofA Merrill Lynch, J.P. Morgan and WF&G to discuss, among other things, the Eddie Bauer Transactions and the Offer, and to review the terms of the Amended Offer. After thorough discussion, the MW Board unanimously approved amending and restating the initial Offer to Purchase to, among other things, increase the offer price to $63.50 and revise the conditions to the Initial Offer as provided in this Offer to Purchase.

        On February 24, 2014, MW commenced a lawsuit in the Court of Chancery of the State of Delaware against each director of the JOSB Board, Everest Holdings LLC, Everest Topco LLC, Golden Gate Private Equity, Inc., and JOSB. MW's complaint asserts breaches of fiduciary duties by the JOSB Board and aiding and abetting the breach of fiduciary duties by Everest Holdings LLC, Everest Topco LLC, Golden Gate Private Equity, Inc., and JOSB. MW's complaint, among other relief, seeks declaratory and injunctive relief. MW has moved for expedited proceedings and a preliminary injunction to preserve the status quo pending resolution of the lawsuit.

        On February 24, 2014, MW and Purchaser filed an amended tender offer statement on Schedule TO including this Offer to Purchase and publicly announced the Amended Offer and its commencement of lawsuit against the JOSB Board in the Court of Chancery of the State of Delaware.

        Other Transactions with JOSB.    Except as described elsewhere herein, neither MW nor any of its subsidiaries is currently engaged or has engaged, in the past two (2) years, in any transactions with JOSB or any of its subsidiaries.

12.   Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger.

        Purpose of the Offer and the Proposed Merger; Plans for JOSB.    The purpose of the Offer is for MW, through the Purchaser, to acquire control of, and the entire equity interest in, JOSB. The Offer, as the first step in the acquisition of JOSB, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If all of the conditions are satisfied or waived and pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by MW or any of its subsidiaries, shall constitute at least ninety percent (90%) of the outstanding Shares on a fully diluted basis, we will, promptly following consummation of the Offer, consummate the Proposed Merger as a "short-form" merger pursuant to Section 253 of the DGCL and to acquire all remaining Shares in the Proposed Merger, pursuant to which each then outstanding Share not owned by MW or the Purchaser (or our respective subsidiaries) or properly exercising their appraisal rights would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer. Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, we would be able to consummate the Proposed Merger as a "short-form" second-step merger pursuant to Section 253 of the DGCL without a vote of the JOSB Board or its stockholders. If we waive the Minimum Tender Condition, consummate the Offer and do not acquire at least ninety percent (90%) of the outstanding Shares, we would not be able to consummate the Proposed Merger as a short-form merger under Section 253 of the DGCL. We would instead have to enter into a definitive merger agreement with JOSB which would require the approval of the JOSB Board and the JOSB shareholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if we waive the Minimum Tender Condition, consummate the Offer and acquire in the Offer ownership of fifteen percent (15%) or more, but less than eighty-five percent (85%), of the outstanding Shares, Section 203 of the DGCL could significantly delay our ability to consummate the Proposed Merger, unless the Offer or the Proposed Merger was approved by the JOSB Board prior to the consummation of the Offer or other exceptions to Section 203 were available. See "Statutory Requirements; Approval of the Proposed Merger" below.

        If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in JOSB, we may, subsequent to consummation of the Offer, seek to acquire additional Shares in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

        If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by NASDAQ promptly following consummation of the Proposed Merger. We intend to seek to cause JOSB to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for deregistration are met. See "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations."

        In connection with the Offer, MW and the Purchaser have reviewed, and will continue to review, various possible business strategies that they might consider in the event that the Purchaser acquires control of JOSB. In addition, if and to the extent that the Purchaser acquires control of JOSB or otherwise obtains access to the books and records of JOSB, MW and the Purchaser intend to conduct a detailed review, subject to applicable law, of JOSB and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in JOSB's business, facility locations, corporate structure, product development, marketing strategies, capitalization, or management, rationalization of employment and cost levels or the divestiture of certain assets.

        If we acquire control of JOSB, we currently intend that, prior to our acquisition of all of the outstanding Shares of JOSB or consummation of the Proposed Merger, no dividends will be declared on the Shares.

        On January 14, 2014, in accordance with JOSB's bylaws, we delivered formal notice of our intent to nominate the MW Nominees for election to the JOSB Board. The Offer does not constitute a solicitation of proxies, absent a purchase of shares, for any meeting of JOSB's shareholders. We intend to file a proxy statement and other relevant documents with the SEC in connection with our solicitation of proxies for the JOSB 2014 Annual Meeting, and you are urged to read the proxy statement carefully and in its entirety when it becomes available and any other related documents filed with the SEC because they will contain important information.

        We are proposing to nominate and elect the Nominees to give you another direct voice with respect to the Offer. We believe that the election of the Nominees will demonstrate that JOSB shareholders support a combination with MW. If the Nominees are elected, they would be obligated to act in accordance with their duties as directors of JOSB and could take steps to try to persuade the other members of the JOSB Board to support and facilitate the Offer or to act against the Offer as the Nominees, as new directors, deem appropriate. The Nominees, even if elected, will not constitute a majority of the JOSB Board.

        MW and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of JOSB by MW and are prepared to begin such negotiations immediately; however, execution of such an agreement is not a condition to the Amended Offer. If MW and the Purchaser are able to conduct limited due diligence on JOSB (subject to an appropriate confidentiality agreement), with access to JOSB's management team, the Purchaser could potentially increase the offer price for the Offer up to $65.00 per Share. In addition, MW and the Purchaser are willing to discuss with JOSB and the JOSB Board a possible alternative to an all-cash structure that would allow JOSB shareholders to participate in the upside of the combined company by offering to JOSB stockholders the option to elect to receive a portion of the consideration for such an acquisition in shares of common stock of MW. Furthermore, if JOSB is able to terminate the Eddie Bauer Purchase Agreement and the termination fee incurred by JOSB in respect of such termination is less than $48 million, MW and the Purchaser will increase the aggregate consideration to be paid to the JOSB stockholders in such a negotiated transaction between MW and JOSB by the amount of such difference (less any other expense or fee reimbursements paid by JOSB in connection with such termination).

        Subject to applicable law, MW and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that MW enters into a merger agreement with JOSB and such merger agreement does not provide for a tender offer, MW and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by MW, the Purchaser and JOSB and specified in such merger agreement.

        Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving JOSB or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the JOSB Board or management, any material change in JOSB's indebtedness, capitalization or dividend rate or policy or any other material change in JOSB's corporate structure or business.

        Statutory Requirements; Approval of the Proposed Merger.    If we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, in order to consummate the Proposed Merger, the Purchaser will effect a "short-form" merger pursuant to Section 253 of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least ninety percent (90%) of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser directly or indirectly owns at least ninety percent (90%) of the outstanding Shares, MW will effect the Proposed Merger without prior notice to, or any action by, any other stockholder of JOSB if permitted to do so under the DGCL. Even if we do not own ninety percent (90%) of the outstanding Shares following waiver of the Minimum Tender Condition and consummation of the Offer, we could seek to purchase additional Shares in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise, in order to reach the ninety percent (90%) threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer.

        If we waive the Minimum Tender Condition, consummate the Offer and do not acquire at least ninety percent (90%) of the outstanding Shares, under the DGCL we would not be able to consummate the Proposed Merger as a short-form merger under Section 253 of the DGCL. We would instead have to enter into a definitive merger agreement with JOSB, which would require the approval of the JOSB Board and the JOSB shareholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if we waive the Minimum Tender Condition, consummate the Offer and acquire in the Offer ownership of fifteen percent (15%) or more, but less than eighty-five percent (85%), of the outstanding Shares, Section 203 of the DGCL could significantly delay our ability to consummate the Proposed Merger, unless the Offer or the Proposed Merger was approved by the JOSB Board prior to the consummation of the Offer or other exceptions to Section 203 were available. In general, Section 203 prevents an "interested stockholder" (generally, a stockholder owning fifteen percent (15%) or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" with a Delaware corporation, which would include the Proposed Merger, for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholders shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or

(iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

        If Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with JOSB. If we waive the Minimum Tender Condition, consummate the Offer or otherwise purchase Shares, acquire in the Offer ownership of fifteen percent (15%) or more, but less than eighty-five percent (85%) of the outstanding Shares and are prevented by Section 203 from consummating a merger or other business combination with JOSB for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by JOSB. We have not determined whether we would take any of the actions described above under such circumstances.

        The exact timing and details of any merger or other similar business combination involving JOSB will necessarily depend upon a variety of factors, including if and when JOSB enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein. Although we currently intend to complete the Proposed Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions JOSB may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of JOSB or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. We reserve the right not to complete a merger or other similar business combination with JOSB or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

        The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13.   Dividends and Distributions.

        If, on or after the date of this Offer to Purchase, JOSB (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under "The Offer—Section 14—Conditions of the Offer," we may make such adjustments in the offer price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, distribution, combination or other change, including the number or type of securities offered to be purchased.

        If, on or after the date of this Offer to Purchase, JOSB declares or pays any cash dividend on the Shares or other distribution on the Shares, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on JOSB's stock transfer records, then, subject to the provisions of "The Offer—Section 14—Conditions of the Offer," (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

        In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform JOSB's stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14.   Conditions of the Offer.

        Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Eddie Bauer Termination Condition, the Rights Condition, the Minimum Tender Condition, the Antitrust Condition, or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

            (i)  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving JOSB, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of JOSB or any of our or JOSB's respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of JOSB or any of our or JOSB's respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries' or affiliates' ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to JOSB's stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares or (f) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

           (ii)  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to MW, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving JOSB, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

          (iii)  any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of JOSB or any of its subsidiaries that, in our reasonable judgment, is or may be materially adverse to JOSB or any of its subsidiaries, we would reasonably be expected to become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of JOSB or any of its affiliates or the value of the Shares to us, or we would reasonably be expected to become aware that any material contractual right or obligation of JOSB or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares to us purchased in the Offer;

          (iv)  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on January 3, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of JOSB and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

           (v)  (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including JOSB or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of JOSB (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of JOSB (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a

  Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of JOSB, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of JOSB constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving JOSB or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire JOSB or any assets or securities of JOSB;

          (vi)  JOSB or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of JOSB, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of JOSB, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of JOSB or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving JOSB (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of JOSB or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we would reasonably be expected to become aware that JOSB or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

         (vii)  we would reasonably be expected to become aware (a) that any material contractual right of JOSB or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of JOSB or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving JOSB or (b) of any covenant, term or condition in any instrument or agreement of JOSB or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving JOSB);

        (viii)  we and JOSB reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

          (ix)  JOSB or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving JOSB or any of its subsidiaries or the purchase of securities or assets of JOSB or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of JOSB or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

           (x)  any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in "The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights") shall not have been obtained on terms satisfactory to MW and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

        The foregoing conditions are for the sole benefit of MW, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

        Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

15.   Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

        General.    Based on our examination of publicly available information filed by JOSB with the SEC and other publicly available information concerning JOSB, we are not aware of any governmental license or regulatory permit that appears to be material to JOSB's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "Other State Takeover Statutes," such approval or other action will be sought. Except as described below under "Antitrust," there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to JOSB's business or certain parts of JOSB's business might not have to be disposed of, any one of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in "The Offer—Section 14—Conditions of the Offer."

        Delaware Business Combination Statute.    JOSB is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving JOSB. For a discussion of the provisions of Section 203, see "The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for JOSB; Statutory Requirements; Approval of the Proposed Merger."

        Other State Takeover Statutes.    A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. JOSB, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and JOSB, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

        In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and JOSB, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See "The Offer—Section 14—Conditions of the Offer."

        Antitrust.    Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        On January 13, 2014, MW filed a Premerger Notification and Report Form with the FTC and the Department of Justice Antitrust Division (the "DOJ") relating to the Offer.

        On January 28, 2014, MW received the Second Request from the FTC relating to the Offer. The Second Request was issued in connection with the notification filing that MW made under the requirements of the HSR Act. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until ten (10) days after MW has substantially complied with the Second Request, unless that period is terminated sooner by the FTC. After that time, the waiting period may be extended only by court order or with the consent of MW.

        On February 19, 2014, MW entered into an agreement with the FTC modifying the scope of the Second Request, pursuant to which, among other things, MW agreed that it would not consummate the acquisition of JOSB until the earlier of (i) 30 days following substantial compliance with the Second Request or (ii) written notice from the FTC closing the investigation.

        MW intends to expeditiously respond to the information request and continue to work cooperatively with the FTC to obtain approval of the Offer as soon as possible. We will also comply with any antitrust clearance filing requirements imposed in foreign jurisdictions.

        Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act or foreign law. See "The Offer—Section 14—Conditions of the Offer." Subject to certain circumstances described in "The Offer—Section 14—Conditions of the Offer," any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended.

        At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or JOSB's substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer—Section 14—Conditions of the Offer" for certain conditions to the

Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Proposed Merger as a result of which any of the conditions described in "The Offer—Section 14—Conditions of the Offer" would not be satisfied.

        If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, MW and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

        Appraisal Rights.    You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of JOSB who do not tender their Shares in the Offer, continue to hold Shares at the time of consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the "Dissenting Shares"). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Proposed Merger.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any JOSB stockholders wishing to pursue appraisal rights with respect to the Proposed Merger consult their legal advisors.

        Any merger or other similar business combination with JOSB would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning JOSB and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16.   Legal Proceedings.

  Eminence Capital, LLC v. Robert N. Wildrick et. al., C.A. No. 9241—VCL.

        On January 13, 2014, Eminence filed a verified complaint in the Court of Chancery of the State of Delaware against the JOSB Board in connection with the Initial Offer. The complaint alleges that the directors breached their fiduciary duties to the JOSB shareholders in failing to enter into discussions with MW regarding the MW Proposal and Initial Offer, and amending JOSB's poison pill to effectively preclude an acquisition without the approval of the JOSB Board. The defendants filed a motion to dismiss on January 17, 2014.

        On February 4, 2014, Eminence filed an amended verified class action complaint against the JOSB Board. JOSB was also named as a nominal defendant in the amended complaint. In the amended verified complaint, Eminence seeks, among other things, declaratory and injunctive relief (1) declaring the directors of JOSB have breached their fiduciary duties by failing to act in the best interests of JOSB's stockholders by repeatedly refusing to enter into discussions with MW regarding the MW Proposal, summarily rejecting the Initial Proposal and amending JOSB's poison pill to effectively preclude an acquisition without the JOSB Board's approval; (2) declaring the directors of JOSB have breached their fiduciary duties by misstating and omitting material facts in their rejection of the Initial Offer on Schedule 14D-9 in violation of their duty of disclosure; (3) declaring the directors of JOSB have breached their fiduciary duties in pursuing an alternative transaction as an improper defensive measure designed to prevent an acquisition by MW; (4) ordering the directors of JOSB rescind the poison pill; and (5) enjoining the directors of JOSB from accomplishing a business combination with Eddie Bauer LLC, and/or rescinding any such combination. The defendants filed an answer and affirmative defenses to the verified class action complaint on February 14, 2014. On February 19, 2014, the defendants filed a motion for judgment on the pleadings and a motion to stay discovery.

  State-Boston Retirement System v. Robert N. Wildrick, et. al., C.A. No. 9291—VCL.

        On January 29, 2014, State-Boston Retirement System ("State-Boston") filed a verified class action complaint in the Court of Chancery of the State of Delaware against the JOSB Board. State-Boston seeks, among other things, declaratory and injunctive relief (1) declaring that the directors of JOSB breached their fiduciary duties of loyalty and due care in connection with the JOSB Board refusing to enter into negotiations with MW, summarily rejecting the Initial Proposal and strategizing to acquire another company for the purpose for making JOSB a less attractive acquisition target; (2) enjoining the effectuation of JOSB's poison pill; and (3) enjoining the director defendants from entering into any agreement on behalf of JOSB to acquire another company or other material assets. The defendants filed an answer and affirmative defenses to the verified class action complaint on February 3, 2014. On February 19, 2014, the defendants filed a motion for judgment on the pleadings and a motion to stay discovery.

  The Men's Wearhouse, Inc. v. Robert N. Wildrick, et. al., C.A. No.

        On February 24, 2014, MW commenced a lawsuit in the Court of Chancery of the State of Delaware against JOSB, each director of the JOSB Board, Golden Gate Private Equity, Inc., Everest Holdings, LLC, and Everest Topco LLC. MW's complaint asserts that the JOSB directors have breached their fiduciary duties (and that JOSB, Golden Gate Private Equity, Inc., Everest Holdings, LLC, and Everest Topco LLC have aided and abetted the JOSB directors in breaching their fiduciary duties) by, among other things, not conducting a good faith and reasonable investigation of MW's Offer and adopting unreasonable defensive measures in response to MW's Offer. MW's complaint also asserts that the JOSB directors have unlawfully used corporate assets to buy votes for themselves by issuing 4.7 million new shares to Golden Gate, which were effectively purchased through a self-tender offer by JOSB at a significant premium. MW's complaint asks the court, among other relief, (1) to declare the JOSB directors to have breached their fiduciary duties of care and loyalty to the JOSB shareholders; (2) to preliminarily and permanently enjoin the JOSB directors from proceeding with the Eddie Bauer Transactions; (3) to preliminarily and permanently enjoin any newly issued shares by JOSB from being voted at the annual shareholder meeting; (4) to preliminarily and permanently enjoin the JOSB directors from expanding the JOSB Board in response to MW's Offer;

(5) to order the JOSB directors to rescind or invalidate JOSB's poison pill; (6) to preliminarily and permanently enjoin the JOSB directors from interfering with JOSB stockholders' opportunity to choose whether to tender their shares pursuant to the terms offered by MW; (7) to preliminarily and permanently enjoin the JOSB directors from continuing to breach their fiduciary duties of care and loyalty by refusing to engage in negotiations with MW to fully inform themselves of the options available to JOSB; and (8) to preliminarily and permanently enjoin Golden Gate Private Equity, Inc., Everest Holdings, LLC, and Everest Topco LLC from aiding and abetting continuing breaches of fiduciary duties of care and loyalty by the JOSB directors by completing an alternative transaction that is not in the best interest of JOSB shareholders. MW has moved for a preliminary injunction to preserve the status quo pending resolution of the lawsuit and for expedited proceedings.

17.   Fees and Expenses.

        J.P. Morgan and BofA Merrill Lynch are acting as our financial advisors and as Dealer Managers in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Managers for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the U.S. federal securities laws.

        We have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

        We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.   Miscellaneous.

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of MW or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in "The Offer—Section 9—Certain Information Concerning the Purchaser and MW" of this Offer to Purchase.

Java Corp.
February 24, 2014

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MW AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF MW

        The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of MW are set forth below. The business address of each director and officer is care of The Men's Wearhouse, Inc., 6380 Rogerdale Road, Houston, Texas 77072-1624. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with MW. None of the directors and officers of MW listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas S. Ewert	President and Chief Executive Officer since June 15, 2011. Prior thereto, President and Chief Operating Officer from January 2008; prior thereto, Chief Operating Officer and Executive Vice President from January 2005.
David H. Edwab
Vice Chairman of the Board since 2002. "Inactive" Certified Public Accountant; Director of New York & Company, Inc., where he serves as chairman of their nomination and governance committee and is on their audit committee; Director of Vitamin Shoppe, Inc., where he serves as lead director, is on their audit committee and is chairman of their compensation committee.
B. Michael Becker
Independent Director. "Inactive" Certified Public Accountant; Director at Vitamin Shoppe, Inc. since January 2008 where he serves as chairman of its audit committee and is on their compensation committee; Audit Partner for Ernst & Young LLP from 1979 until his retirement in 2006; Senior Consultant on airline risks to Pay Pal, Inc. from August 2008 to November 2009.
Rinaldo S. Brutoco
Independent Director. Since 2000, President and Chief Executive Officer of ShangriLa Consulting, Inc., which is affiliated with the ShangriLa Group, a privately held consulting and merchant banking concern; founder, President and Chief Executive Officer of the World Business Academy; has authored multiple books and articles on energy policy and innovation.
Deepak Chopra, M.D.
Independent Director. Chairman and founder of The Chopra Center for Well Being, and the Chopra Foundation; author of more than 75 books in the fiction and non-fiction categories; Fellow of the American College of Physicians and a member of the American Association of Clinical Endocrinologists; Adjunct Professor at Kellogg School of Management, Adjunct Professor at Columbia Business School, Columbia University, and Senior Scientist with The Gallup Organization.

1

Name	Current Principal Occupation or Employment and Five-Year Employment History
Grace Nichols	Independent Director. Director of New York & Company, Inc., where she serves as non-executive chairperson and is on the nomination and governance committee and the compensation committee; Director of Pacific Sunwear of California Inc. from 2007 to March 20, 2012; holds a Professional Director Certification from the American College of Corporate Directors, a national public director and credentialing organization.
Allen I. Questrom
Independent Director. Senior Advisor for Lee Equity Partners since 2006; Member of the Board of Directors of Sotheby's and the Glazer Family of Companies; until 2013, Director of Foot Locker, Inc.; until 2010, Director of Wal-Mart Stores, Inc. and non-executive chairman of Deb Shops, Inc.
Michael L. Ray, Ph.D.
Independent Director. Faculty at Stanford University since 1967; currently the John G. McCoy—Banc One Corporation Professor of Creativity and Innovation and of Marketing, Emeritus at Stanford University's Graduate School of Business; social psychologist with training and extensive experience in advertising and marketing management and in developing innovative organizations; served as a private consultant to numerous companies since 1967; authored over 100 professional publications, including ten books, in the areas of business and psychological research methods, marketing communication, new paradigm business, creativity, and innovation.
William B. Sechrest
Independent Director. Actively involved as a founding shareholder and member of the Board of Directors of Ojai Community Bank and Ojai Energy Systems, Inc. (energy storage through patented Li-Ion technologies) and the Chief Financial Officer of Ojai Energy Systems, Inc.; Member of the American College of Real Estate Lawyers.
Sheldon I. Stein
Independent Director. President and Chief Executive Officer of Glazer's Distributors, one of the country's largest distributors of wine, spirits, and malt products; from 2008 until July 2010, Vice Chairman of Global Investment Banking and Head of Southwest Investment Banking for Bank of America, Merrill Lynch; Director of Alon USA Partners, LP, where he serves on the audit committee; Director of Tuesday Morning Corporation from September 2011 until May 31, 2012.

EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas S. Ewert	President and Chief Executive Officer since June 15, 2011. Prior thereto, President and Chief Operating Officer from January 2008; prior thereto Chief Operating Officer and Executive Vice President from January 2005.
David H. Edwab
Vice Chairman of the Board since 2002. "Inactive" Certified Public Accountant; Director of New York & Company, Inc., where he serves as chairman of their nomination and governance committee and is on their audit committee; Director of Vitamin Shoppe, Inc., where he serves as lead director, is on their audit committee and is chairman of their compensation committee.

2

Name	Current Principal Occupation or Employment and Five-Year Employment History
Mary Beth Blake	Executive Vice President and Chief Merchandising Officer since April 2013. Prior thereto, Executive Vice President—Business Development from February 2013; Chief Merchandising Officer of K&G Men's Company Inc., a wholly owned subsidiary of MW since May 2008 and President since November 2008.
Jamie Bragg	Executive Vice President—Distribution since March 2011. Prior thereto, Senior Vice President—Tuxedo Distribution from April 2007.
Charles Bresler, Ph.D.	Executive Vice President since March 2011. Prior thereto, Executive Vice President—Marketing and Human Resources from January 26, 2008.
Gary G. Ckodre
Executive Vice President and Chief Compliance Officer since March 2011. Prior thereto, Executive Vice President—Distribution, Logistics, Tuxedo Operations and Chief Compliance Officer from April 1, 2008.
Kelly M. Dilts
Senior Vice President—Chief Accounting Officer and Principal Accounting Officer since August 1, 2012. Prior thereto, Vice President—Finance & Accounting from March 2007; prior thereto, Associate Vice President—Finance & Accounting from March 2003.
Jon W. Kimmins
Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer since April 2013. Prior thereto, Executive Vice President—Finance and Operations of LF-USA, Inc., a division of Li & Fung Limited, a wholesaler of apparel, footwear and fashion accessories, from April 2008.
Susan G. Neal
Executive Vice President—Marketing, E-Commerce and Digital Technology since September 2011. Prior thereto, Senior Vice President, E-commerce and Digital Strategies from September 2010; prior thereto, Vice President, E-Commerce and Business Development at The Gymboree Corporation from July 1994 to April 2008.
Mark Neutze	Executive Vice President—Store Operations since 2011. Prior thereto, Executive Vice President—U.S. Store Operations from March 2010; prior thereto, Senior Vice President—Stores from April 2007.
Scott Norris	Executive Vice President—Merchandising since March 2011. Prior thereto, Senior Vice President and General Merchandise Manager from April 2006.
William C. Silveira	Executive Vice President—Manufacturing since March 2005.
Carole L. Souvenir	Chief Legal Officer and Executive Vice President—Employee Relations since August 2006.
Diana M. Wilson
Executive Vice President—Finance & Accounting since April 4, 2013. Prior thereto, Executive Vice President, Interim Chief Financial Officer, Treasurer and Principal Financial Officer from August 1, 2012; prior thereto, Executive Vice President—Chief Accounting Officer and Principal Accounting Officer from June 2012; prior thereto, Senior Vice President—Chief Accounting Officer and Principal Accounting Officer from April 2006.

3

 DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

        The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of The Men's Wearhouse, Inc., 6380 Rogerdale Road, Houston, Texas 77072-1624. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas S. Ewert	President and Chief Executive Officer of MW since June 15, 2011. Prior thereto, President and Chief Operating Officer of MW from January 2008; prior thereto Chief Operating Officer and Executive Vice President of MW from January 2005.
David H. Edwab
"Inactive" Certified Public Accountant. Director of New York & Company, Inc., where he serves as chairman of their nomination and governance committee and is on their audit committee; Director of Vitamin Shoppe, Inc., where he serves as lead director, is on their audit committee and is chairman of their compensation committee.
Jon W. Kimmins
Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer of MW since April 2013. Prior thereto, Executive Vice President—Finance and Operations of LF-USA, Inc., a division of Li & Fung Limited, a wholesaler of apparel, footwear and fashion accessories, from April 2008.

EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas S. Ewert	President and Chief Executive Officer. President and Chief Executive Officer of MW since June 15, 2011; prior thereto, President and Chief Operating Officer of MW from January 2008; prior thereto Chief Operating Officer and Executive Vice President of MW from January 2005.
David H. Edwab
Vice Chairman of the Board. Vice Chairman of the Board of MW since 2002; "inactive" Certified Public Accountant; Director of New York & Company, Inc., where he serves as chairman of their nomination and governance committee and is on their audit committee; Director of Vitamin Shoppe, Inc., where he serves as lead director, is on their audit committee and is chairman of their compensation committee.

4

Name	Current Principal Occupation or Employment and Five-Year Employment History
Jon W. Kimmins	Executive Vice President, Treasurer and Chief Financial Officer. Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer of MW since April 2013; prior thereto, Executive Vice President—Finance and Operations of LF-USA, Inc., a division of Li & Fung Limited, a wholesaler of apparel, footwear and fashion accessories, from April 2008.
Diana M. Wilson
Executive Vice President—Finance and Accounting. Executive Vice President—Finance & Accounting of MW since April 4, 2013; prior thereto, Executive Vice President, Interim Chief Financial Officer, Treasurer and Principal Financial Officer of MW from August 1, 2012; prior thereto, Executive Vice President—Chief Accounting Officer and Principal Accounting Officer of MW from June 2012; prior thereto, Senior Vice President—Chief Accounting Officer and Principal Accounting Officer of MW from April 2006.
Carole L. Souvenir	Executive Vice President, Chief Legal Officer and Assistant Secretary. Chief Legal Officer and Executive Vice President—Employee Relations of MW since August 2006.
Kelly M. Dilts
Senior Vice President and Chief Accounting Officer. Senior Vice President—Chief Accounting Officer and Principal Accounting Officer of MW since August 1, 2012; prior thereto, Vice President—Finance & Accounting of MW from March 2007; prior thereto, Associate Vice President—Finance & Accounting of MW from March 2003.
Michael W. Conlon
Vice President and Secretary. Secretary to the Board of Directors of MW; independent contractor Of Counsel to Fulbright & Jaworski L.L.P. during 2013; prior thereto, retired as a partner of the law firm, Fulbright & Jaworski L.L.P., in January 2012 after 40 years with the firm, including serving as partner-in-charge of the firm's Houston office from 2007 to 2011 and co-partner-in-charge from 2001 to 2007.
Laura Ann Smith
Vice President and Assistant Secretary. Vice President—Corporate Compliance and Assistant Secretary of MW since January 2011; prior thereto, associate with Fulbright & Jaworski L.L.P. from March 1997 until December 2010.
Claudia A. Pruitt
Senior Vice President, Assistant Treasurer and Assistant Secretary. Senior Vice President—Specialized Services, Assistant Treasurer and Assistant Secretary of MW; prior thereto Vice President—Specialized Services, Assistant Secretary and Assistant Treasurer of MW from August 2012, Vice President—Corporate Tax & Administrative Services and Assistant Secretary of MW from June 2011 and Vice President—Human Resources & Tax and Assistant Secretary of MW from April 2007; Certified Public Accountant.

5

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

        Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the amended and restated Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
Call Collect: (212) 929-5500
or
 CALL TOLL-FREE: (800) 322-2885
Email: tenderoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

J.P. Morgan 383 Madison Avenue New York, New York 10179 (212) 270-6000	BofA Merrill Lynch Bank of America Tower One Bryant Park New York, New York 10036 (888) 803-9655 (Toll Free)

QuickLinks

  Exhibit (a)(1)(G)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE OFFER
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF MW AND THE PURCHASER DIRECTORS AND EXECUTIVE OFFICERS OF MW
BOARD OF DIRECTORS
EXECUTIVE OFFICERS
DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
BOARD OF DIRECTORS
EXECUTIVE OFFICERS
The Depositary for the Offer is
The Information Agent for the Offer is
The Dealer Managers for the Offer are